UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant’s name into English)

10 Akti Kondili
185 45 Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Disclosure of Information Pursuant to Confidentiality Agreements with Certain Noteholders.

On December 15, 2018, Aegean Marine Petroleum Network Inc. (the “Company”) entered into a Restructuring Support Agreement, dated as of December 15, 2018, by and among the Company, certain of its subsidiaries, Mercuria Energy Group Limited and certain of its affiliates (collectively, “Mercuria”), the official committee of unsecured creditors appointed in the Company’s chapter 11 cases, and bondholders holding more than 50% of the principal amount outstanding under the Company’s 4.00% convertible senior notes due 2018 (the “2018 Notes”) and 4.25% convertible senior notes due 2021 (the “2021 Notes” and, together with the 2018 Notes, the “Notes”) (the “RSA”).

The RSA contemplates that the parties thereto will support a plan of reorganization (the “Plan”) of the Company and its subsidiaries that are debtors in its chapter 11 cases under which Mercuria would receive 100% of the common equity of the Reorganized Company and, indirectly, its subsidiaries in consideration for the cancellation of its pre-petition and post-petition secured claims against the Company.  Mercuria would also fund $40 million in cash to be distributed under the Plan on account of general unsecured creditor claims at the Company.  Holders of general unsecured claims at the Company would also share in the proceeds of a litigation trust to be created to pursue certain pre-petition litigation claims of the Company.  Creditors at the Company’s subsidiaries would be paid in full or otherwise rendered unimpaired under the Plan.

The Company has filed a motion with the Bankruptcy Court seeking approval of its entry into and authorization to perform under the RSA, which contains certain milestone dates and other usual and customary terms for agreements of this kind.

From December 5, 2018 through December 12, 2018, the Company entered into confidentiality agreements with certain holders of Notes in furtherance of negotiations regarding one or more potential transactions in connection with the Company’s chapter 11 cases (a “Transaction”).  Pursuant to the confidentiality agreements, among other things, the Company agreed to publicly disclose certain information.  The negotiations resulted in the Transaction as set forth in the RSA and the Company is furnishing as an exhibit to this current report the RSA to satisfy its disclosure obligations under the confidentiality agreements.

Exhibits.

Exhibit No.	Description

99.1	Restructuring Support Agreement, dated as of December 15, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.

	By:	/s/ Spyridon Fokas
Dated: December 17, 2018		Name: Spyridon Fokas
Title: General Counsel